EXHIBIT 99.1

Caledonia Mining Corporation Plc: Issue of Securities and Long Term Incentive Awards

ST HELIER, Jersey, Jan. 13, 2020 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc (the “Company” or “Caledonia”) (NYSE American: CMCL; AIM: CMCL; TSX: CAL) announces that following the maturing of a long term incentive plan award on January 19, 2020 a total of 25,553 securities in the Company, in the form of depositary interests, will be issued to a member of the Company’s staff. Application will be made by Caledonia for the admission of the depositary interests to trading on AIM and it is anticipated that trading in such securities will commence on January 23, 2020. Following issue of the shares underlying the depositary interests, the Company will have a total number of shares in issue of 10,788,594 common shares of no par value each. Caledonia has no shares in treasury; therefore, this figure may be used by holders of securities in the Company as the denominator for the calculations by which they determine if they are required to notify their interest in, or a change to their interest in, the Company.

Caledonia also announces that the Compensation Committee of the board of directors has made new long term incentive plan awards under the Company’s 2015 Omnibus Equity Incentive Compensation Plan (the “Plan”).  Awards have been made to the following “Persons Discharging Managerial Responsibility” within the meaning of the Market Abuse Regulation (EU) No. 596/2014:

Name	Position	Grant values
Steve Curtis	Director and Chief Executive Officer	USD141,143.31
Mark Learmonth	Director and Chief Financial Officer	USD87,274.66
Dana Roets	Chief Operating Officer	USD89,016.32

The awards are in the form of Performance Units (“PSUs”) as defined in the Plan. The vesting date for the PSUs shall be the third anniversary of the date of the award, being January 11, 2023.

The number of PSUs awarded is equal to the monetary value of the award divided by the “Fair Market Value” (as defined in the Plan) of the Company’s shares, being, in this case, the greater of (i) the closing price of Caledonia’s shares on the NYSE American on the trading day preceding the date of the award or (ii) the volume-weighted average closing price of Caledonia’s shares on the NYSE American for the five days preceding the date of the award, which resulted in a price of USD8.53.

The final number of PSUs which vest on maturity of the awards will be adjusted to reflect the actual performance of the Company in terms of targeted gold production. If actual performance is less than 70% of target, no PSUs will vest; if actual performance is greater than 70% of target, the number of vesting PSUs will be adjusted pro rata on a linear basis, subject to a maximum of 200% of the initial target PSUs. Each PSU entitles the participant to receive the cash equivalent of the Fair Market Value of one Caledonia common share on the maturity of the award or alternatively to elect to receive some or all of the PSUs in the form of securities in the Company.

For further information please contact:

Caledonia Mining Corporation Plc Mark Learmonth Maurice Mason	Tel: +44 1534 679 802 Tel: +44 759 078 1139
WH Ireland Adrian Hadden/James Sinclair-Ford	Tel: +44 20 7220 1751
Blytheweigh Tim Blythe/Camilla Horsfall/Megan Ray	Tel: +44 207 138 3204

Note:  This announcement contains inside information which is disclosed in accordance with the Market Abuse Regulation (EU) No. 596/2014.